Exhibit 3.1(k)

AMENDMENT
TO
CERTIFICATE OF RIGHTS AND PREFERENCES
OF
SERIES A-4 CUMULATIVE CONVERTIBLE PREFERRED STOCK
OF
FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.

Pursuant to Section 242 of the Delaware General Corporation Law and Section 5(B) of the Certificate of Rights and Preferences of Series A-4 Cumulative Convertible Preferred Stock of Fusion Telecommunications International, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), filed by the Secretary of State of the State of Delaware on September 11, 2007, hereby certifies that the following resolution was duly adopted by (a) the board of directors of the Company on February 8, 2014, (b) holders of a majority of the outstanding shares of the Company’s Common Stock and Series B-2 Preferred Stock, voting as a single group, on March 28, 2014 and (c) holders of a majority of the outstanding shares of the Company’s Series A-4 Cumulative Convertible Preferred Stock, voting as a group, on March 3, 2014:

RESOLVED, that the Certificate of Rights and Preferences of Series A-4 Cumulative Convertible Preferred Stock of Fusion Telecommunications International, Inc., as filed by the Secretary of State of the State of Delaware on September 11, 2007, be and the same is hereby amended by adding a new Section 6(H) thereto, to read as follows:

(H)           Adjustments.

(i) If the Corporation, at any time while the Series A-4 Preferred Stock is outstanding: (a) shall pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation pursuant to this Series A-4 Preferred Stock), (b) subdivide outstanding shares of Common Stock into a larger number of shares, (c) combine (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (d) issue by reclassification of shares of the Common Stock any shares of Capital Stock of the Corporation, then the Preferred Conversion Price shall be adjusted by multiplying the then Preferred Conversion Price by a fraction the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to the event and the denominator of which shall be the number of shares of Common Stock outstanding immediately following the event.  Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

(ii) Calculations.  All calculations under this Section 6(H) shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be.  The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Corporation, and the description of any such shares of Common Stock shall be considered on issue or sale of Common Stock.  For purposes of this Section 6(H), the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding treasury shares, if any) actually issued and outstanding.

IN WITNESS WHEREOF, this Amendment to Certificate of Rights and Preferences of Series A-4 Cumulative Convertible Preferred Stock has been signed on behalf of the Company this 28th day of March 2014.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.

By:	/s/ Philip Turits
Philip Turits, Secretary
Title